Exhibit 99.1

AMALGAMATION AGREEMENT

among

PETAQUILLA MINERALS LTD.

and

PETAQUILLA HOLDINGS LTD.

and

IBERIAN RESOURCES CORP.

MAY 18, 2011

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 18th day of May, 2011, is made

A M O N G:

PETAQUILLA MINERALS LTD., a company existing under the laws of the Province of British Columbia (“PTQ”)

- and -

PETAQUILLA HOLDINGS LTD., a company existing under the laws of the Province of British Columbia (“PTQ Newco”)

- and -

IBERIAN RESOURCES CORP., a company existing under the laws of the Province of British Columbia (“Iberian”)

WHEREAS PTQ and Iberian have agreed to enter into a three-cornered amalgamation pursuant to which Iberian and PTQ Newco will amalgamate pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Amalgamation”) and, on completion of the Amalgamation, former holders of equity securities of Iberian will receive equity securities of PTQ, based on the Exchange Ratio (as hereinafter defined);

AND WHEREAS the parties hereto seek to enter into this Agreement to set forth their respective covenants, representations, warranties and obligations with respect to the Amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, conditions and premises herein contained, the sum of $10.00 now paid by each party to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged) the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.01 In this Agreement:

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such first Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this Amalgamation Agreement.

“Amalco” means the corporation to be formed by the amalgamation of Iberian and PTQ Newco as contemplated by this Agreement.

“Amalgamation Application” means the amalgamation application attached to this Agreement as Schedule “A”.

“Amalgamating Corporations” means Iberian and PTQ Newco.

“Amalgamation” means the amalgamation of Iberian and PTQ Newco pursuant to subsection 269 of the BCBCA, as defined in the recitals to this Agreement.

“Applicable Securities Laws” means the securities laws in force in each of the Provinces of Canada to which any of the Parties is subject.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board of Directors” means the board of directors of the applicable company from time to time.

“Business Day” means a day that is not a Saturday, a Sunday or a statutory holiday within the meaning of the Interpretation Act (Canada).

“Canadian GAAP” means accounting principles generally accepted in Canada.

“Certificate of Amalgamation” means the certificate of amalgamation to be issued to Amalco by the Registrar pursuant to the BCBCA.

“Completion Deadline” means the date by which the Transaction is to be completed, which date shall be no later than August 31, 2011.

“Effective Date” means the effective date of the Amalgamation as set forth in the Certificate of Amalgamation issued by the Registrar upon receipt of the Amalgamation Application.

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date.

“Encumbrances” means any and all encumbrances, pledges, mortgages, liens, claims, demands, charges, actions, security interests, voting trusts, proxies and claims of others.

“Environmental Approvals” means all authorizations, approvals, orders, consents, filings, licenses or permits issued by any Governmental Entity relating to the protection of the environment.

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals.

“Exchange Ratio” means 1.3 PTQ Common Shares for every one Iberian Common Share.

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semi-solid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings.

“Iberian Common Shares” means common shares in the capital of Iberian.

“Iberian Financial Statements” means the audited financial statements of Iberian for the period from incorporation to December 31, 2010.

“Iberian Option” means an outstanding option to purchase an Iberian Common Share, as it may be amended from time to time.

“Iberian Properties” means all of the properties in which Iberian has an interest, including the properties known as Banjas and Lomero-Poyatos, respectively.

“Iberian Subsidiaries” means all of the entities in which Iberian has an ownership interest, including Corporacion Recursos Iberia S.L., Sulfuros Complejos Andalucia Mining S.L. and Almada Mining S.A., respectively.

“Iberian Warrant” means a warrant that, prior to the Amalgamation, entitled a holder of such warrant to acquire an Iberian Common Share upon the exercise thereof, as it may be amended from time to time.

“Interim Period” means the period of time between the signing of this Agreement and the Effective Time.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

“Material Adverse Effect” means, in respect of PTQ or Iberian, as the case may be, any effect resulting from any change, event or occurrence that is or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of, as the case may be, either PTQ or Iberian, other than any effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on PTQ or Iberian, respectively; (iii) resulting from changes in the price of any commodity; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or would have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts.

“Mining Rights” means either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights recognized in the jurisdiction in which each of the applicable properties is located.

“Notice of Articles” means the Notice of Articles included in Schedule “A” along with the Amalgamation Application.

“Parties” means collectively, PTQ, Iberian and PTQ Newco, and a “Party” means any one of such Parties.

“Person” is to be interpreted broadly and includes any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity, howsoever designated or constituted.

“PTQ Common Shares” means common shares in the capital of PTQ.

“PTQ Financial Statements” means the audited financial statements of PTQ for the six-month period ended November 30, 2010.

“PTQ Newco Common Shares” means common shares in the capital of PTQ Newco.

“PTQ Properties” means all of the properties in which PTQ has an interest, including the property known as the Molejon gold mine and other adjacent mineral concessions in the Republic of Panama.

“PTQ Public Documents” means all forms, reports, schedules, statements, certifications, material change reports and other documents required to be publicly filed by PTQ (such forms, reports, schedules, statements and documents, including any Schedules included therein).

“PTQ Subsidiaries” means all of the entities in which PTQ has an ownership interest, including Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A., Instituto Petaquilla, S.A., Petaquilla Gold, S.A., Brigadas Verdes, S.A., Aqua Azure, S.A., Petaquilla Infraestructura Ltd., Panama Desarrollo de Infraestructuras, S.A., Panama Central Electrica, S.A. and a 50.2% interest in Petaquilla Infraestructura, S.A.

“Registrar” means the Registrar of Companies for British Columbia.

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered.

“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party who is involved in the transactions contemplated by this Agreement.

“Securities Authorities” means the securities commissions and the securities regulatory authorities having jurisdiction over any of the Parties.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Subsidiary” means any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by a Person, and shall include any body corporate, partnership, joint venture or other entity over which the Person exercises direction or control or which is in a like relation to a Subsidiary.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity.

“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes.

“Transaction” means the consummation of the Amalgamation as contemplated herein.

“TSX” means the Toronto Stock Exchange.

“Vintage” means Vintage Mining Corp., a corporation previously existing under the laws of the Province of British Columbia.

“Vintage Acquisition” means the acquisition of Vintage by Iberian Resources Corp. and the subsequent amalgamation of Vintage and Iberian Resources Corp. to form Iberian.

1.02 Currency. All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.03 Interpretation Not Affect by Heading, Etc. The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The words “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular article, section, paragraph or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.04 Number and Gender. Unless the subject matter or context requires the contrary, in this Agreement words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms and corporations.

1.05 Date of Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.06 Statutory References. Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.07 Invalidity of Provisions. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

ARTICLE 2
AMALGAMATION

2.01 Agreement. Each of the Parties agree that, subject to the terms and conditions contained herein, the Amalgamating Corporations shall amalgamate pursuant to the provisions of section 269 of the BCBCA as of the Effective Time and shall continue as one corporation.

2.02 Effective Date of Amalgamation. On the Effective Date, the Amalgamation becomes effective and the Amalgamating Corporations are amalgamated and continued as one corporation.

ARTICLE 3
THE AMALGAMATED CORPORATION

3.01 Name. The name of Amalco shall be “IBERIAN RESOURCES CORP.”.

3.02 Business. There shall be no restrictions on the business that Amalco may carry on.

3.03 Registered Office. The registered office of Amalco shall be located at Suite 1780, 400 Burrard Street, Vancouver, BC V6C 3A6.

3.04 Authorized Capital. The authorized share capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

3.05 Directors.

(a)	Number. The Board of Directors, until changed in accordance with the BCBCA, shall consist of 3 directors.

(b)	First Directors. The full names and prescribed addresses of the first directors of Amalco shall be as follows:

Name	Prescribed Address

Richard Fifer	Haras Valle Alegre
La Pintada, Cocle
Panama

Joao Manuel	R. Ivens, 57 – 3 Esq
1200 – 226
Lisbon, Portugal

Ezequiel Sirotinsky	Via Cinquentenario, #56
San Francisco, Panama

The aforesaid individuals shall hold office as directors of Amalco until their successors are elected or appointed. The business and affairs of Amalco shall be under the management of the Board of Directors of Amalco from time to time, subject to the provisions of the BCBCA and the Articles.

3.06 Officers. The officers of Amalco, until changed or added to by the Board of Directors of Amalco shall be as follows:

Office	Name	Prescribed Address

Chief Executive Officer	Joao Manuel	R. Ivens, 57 – 3 Esq
1200 – 226
Lisbon, Portugal

Chief Financial Officer	Ezequiel Sirotinsky	Ezequiel Sirotinsky
Via Cinquentenario, #56
San Francisco, Panama

Secretary	David Kaplan	5 Buttonwood Lane
Westport, Connecticut
06880 USA

3.07 Articles. The articles of Amalco shall be the articles attached to this Agreement as Schedule “B”, executed by one of the first directors or Amalco referred to in paragraph 3.05.

3.08 Additional Borrowing Powers. Without restricting any of the powers and capacities of Amalco, whether derived from the BCBCA or otherwise, the Board of Directors of Amalco may, from time to time without authorization from the shareholders:

(a)	borrow money upon the credit of Amalco;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge debt obligations of Amalco for such sums and for such prices as may be deemed expedient;

(d)	give a guarantee on behalf of Amalco to secure the performance of any obligation by any person; and

(e)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalco, owned or subsequently acquired, to secure any obligations of Amalco.

The Board of Directors of Amalco may from time to time delegate to such one or more of the directors and officers of Amalco as may be designated by the Board of Directors of Amalco all or any of the powers conferred on the Board of Directors of Amalco above to such extent and in such manner as the Board of Directors of Amalco shall determine at the time of such delegation.

3.09 Restrictions on Transfer. The approval of the Board of Directors of Amalco or the holders of a minimum of 51% of the Amalco common shares shall be required prior to the transfer of common shares in the capital of Amalco.

ARTICLE 4
ISSUE OF SECURITIES UPON THE AMALGAMATION

4.01 Issue of Shares. Subject to the terms and conditions contained herein, forthwith upon the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation and effective as at the Effective Time, the former shareholders of Iberian who hold Iberian Common Shares shall receive PTQ Common Shares for each one Iberian Common Share based on the Exchange Ratio. It is understood that no fractional PTQ Common Shares will be issued and that the total number of PTQ Common Shares that any holder of Iberian Common Shares shall be entitled to receive shall be rounded down to the nearest whole number.

4.02 Stated Capital. The stated capital of Amalco shall be equal to the aggregate of the stated capital of each of the Amalgamating Corporations on the Effective Date.

4.03 Amendment of Iberian Options. Prior to the filing of the Amalgamation Application, with the consent of all of the holders of Iberian Options, Iberian shall amend the terms of the Iberian Options to provide that after the issuance of the Certificate of Amalgamation by the Registrar, each Iberian Option shall entitle a holder thereof to acquire, upon exercise thereof, one PTQ Common Share in lieu of the one Iberian Common Share to which such holder was otherwise previously entitled.

4.04 Exchange of Iberian Options. Subject to the terms and conditions contained herein, immediately after the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation, a holder of an Iberian Option shall be entitled to receive, upon exercise thereof, one PTQ Common Share in accordance with Section 4.03. Except as modified pursuant to Section 4.03, all terms of the Iberian Options, including the exercise price, shall remain the same.

4.05 Amendment of Iberian Warrants held by Insiders. Prior to the filing of the Amalgamation Application, with the consent of all of the holders of Iberian Warrants who are insiders of Iberian, Iberian shall amend the terms of such insiders’ Iberian Warrants to provide that after the issuance of the Certificate of Amalgamation by the Registrar, a holder of such warrants shall be entitled to receive, upon exercise thereof, one PTQ Common Share in lieu of the one Iberian Common Share to which such holder was otherwise previously entitled.

4.06 Exchange of Iberian Warrants. Subject to the terms and conditions contained herein, immediately after the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation:

(a)

a holder of an Iberian Warrant, other than a holder who is an insider of Iberian, shall be entitled to receive, upon exercise thereof, PTQ Common Shares in lieu of Iberian Common Shares for each one Iberian Warrant based upon the Exchange Ratio; and

(b)

a holder of an Iberian Warrant, who is an insider of Iberian, shall be entitled to receive, upon exercise thereof, one PTQ Common Share for each one Iberian Warrant so exercised in accordance with Section 4.05.

Except as modified pursuant to Section 4.05 and this Section 4.06, all terms of the Iberian Warrants, including the exercise price, shall remain the same.

4.07 Issue of Amalco Shares. Amalco shall issue to PTQ one common share of Amalco for the PTQ Newco Common Share held by PTQ and one common share of Amalco for each PTQ Common Share issued pursuant to Section 4.01 hereof.

4.08 Shares held by Azuero Mining. Immediately prior to the filing of the Amalgamation Application and the issuance of the Certificate of Amalgamation, PTQ will hold a 49% interest in Azuero Mining S.A. (“Azuero”), which in turn holds a 24.8% indirect interest in Iberian. Upon completion of the Transaction, Azuero will indirectly hold 11,080,305 PTQ Common Shares. Post-Transaction, PTQ shall ensure that if Azuero distributes its PTQ Common Shares to its shareholders, of which 5,429,349 PTQ Common Shares will ultimately be distributed to PTQ (as shareholder of Azuero), PTQ will cancel such PTQ Common Shares.

ARTICLE 5 AMALGAMATION APPLICATION

5.01 Filing. Subject to section 5.02, as soon as practicable after all conditions herein provided for have been satisfied or waived, the Amalgamating Corporations shall jointly file, with the Registrar, the Amalgamation Application, including the Notice of Articles and any required affidavits pursuant to sections 275 and 277 of the BCBCA, and such other documents as may be required to give effect to the Amalgamation.

5.02 Termination. Subject to applicable law, this Agreement may be terminated at any time prior to the issuance of a Certificate of Amalgamation:

(a)	by mutual agreement of the Parties;

(b)	if the Effective Date does not occur on or before the Completion Deadline; or

(c)

if any of the conditions set forth in Article 11 shall not be fulfilled or performed in accordance with the provisions of such Article, by any Party entitled to the benefit of such condition, or conditions.

In the event of any such termination, each Party will be released, remised and forever discharged in respect of any and all of its obligations, claims and liabilities arising in respect of this Agreement.

5.03 Adoption of Agreement. This Agreement shall be subject to the condition that it be approved by each of the Amalgamating Corporations in the manner required by section 271(1)(a) or 271(6) of the BCBCA.

5.04 Rights and Obligations of the Amalgamated Company. Upon the amalgamation taking effect and thereafter, Amalco shall be seized of and shall hold and possess all the property, rights and interests, and shall be subject to all the debts, liabilities and obligations, of each of the Amalgamating Corporations, including all deeds of trust and mortgages, debentures, guarantees and other securities heretofore issued by each of the Amalgamating Corporations and the shareholders of each of the Amalgamating Corporation shall be bound by the terms of this Agreement. The rights of creditors against the property, rights and assets of the Amalgamating Corporations and all liens upon their respective property, rights and assets, shall be unimpaired by the amalgamation and all debts, contracts, liabilities, and duties of each of the Amalgamating Corporations shall henceforth attached to Amalco and may be enforced against it.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PTQ

6.01 Representations and Warranties of PTQ

PTQ hereby represents and warrants to Iberian, and hereby acknowledges that Iberian is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows, save and except as previously disclosed by PTQ to Iberian in writing:

(a)

Organization. Each of PTQ, PTQ Newco and the PTQ Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of PTQ and the PTQ Subsidiaries is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on PTQ. PTQ Newco owns no assets or property, is not subject to any liabilities, has no employees and, save and except for this Agreement, is not a party to any contract, agreement or licence. PTQ Newco was incorporated and organized solely to effect the Transaction.

(b)

Capitalization. The authorized capital of PTQ consists of an unlimited number of PTQ Common Shares. As at the date of this Agreement, there were: (i) 176,379,501 PTQ Common Shares, (ii) 48,334,647 common share purchase warrants to purchase 48,334,647 PTQ Common Shares, (iii) 1,568,748 finder options exercisable to purchase 1,568,748 PTQ Common Shares and 1,568,748 common share purchase warrants, which in turn are exercisable for 1,568,748 PTQ Common Shares; and (iv) 7,446,270 stock options exercisable for 7,446,270 PTQ Common Shares, issued and outstanding. The authorized capital of PTQ Newco consists of an unlimited number of PTQ Newco Common Shares and as at the date hereof, there was one (1) PTQ Newco Common Share outstanding, no options to purchase PTQ Newco Common Shares and no warrants to purchase PTQ Newco Common Shares. Except as disclosed above or otherwise pursuant to this Agreement and the Transaction, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating PTQ to issue or sell any shares of PTQ or PTQ Newco or any securities or obligations of any kind convertible into or exchangeable for any shares of PTQ or PTQ Newco. All outstanding PTQ Common Shares and PTQ Newco Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of PTQ, PTQ Newco or the PTQ Subsidiaries having the right to vote with the PTQ shareholders on any matter. There are no outstanding contractual obligations of PTQ, PTQ Newco or the PTQ Subsidiaries to repurchase, redeem or otherwise acquire any outstanding PTQ Common Shares or PTQ Newco Common Shares or with respect to the voting or disposition of any outstanding PTQ Common Shares or PTQ Newco Common Shares.

(c)

Authority. Each of PTQ and PTQ Newco has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by PTQ and PTQ Newco as contemplated by this Agreement, and to perform its respective obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by PTQ and PTQ Newco, and the issuance by PTQ of the PTQ Common Shares upon completion of the Amalgamation, have been authorized by the Board of Directors of PTQ and PTQ Newco, respectively, and no other corporate proceedings on the part of PTQ or PTQ Newco, respectively, are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by PTQ and PTQ Newco and constitutes a legal, valid and binding obligation of each of PTQ and PTQ

Newco, enforceable against PTQ and PTQ Newco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. With requisite shareholder approvals and final approval of the TSX to the Transaction, the execution and delivery by each of PTQ and PTQ Newco of this Agreement and the performance by each of PTQ and PTQ Newco of its obligations hereunder and the completion of the Transaction, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a)	the articles or by-laws (or their equivalent) of PTQ, PTQ Newco or the PTQ Subsidiaries,

(b)	any Law, or

(c)	any contract, agreement, licence or permit to which PTQ or the PTQ Subsidiaries is bound or is subject to or of which PTQ or the PTQ Subsidiaries is the beneficiary,

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on PTQ;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by PTQ or the PTQ Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on PTQ;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of PTQ or the PTQ Subsidiaries or restrict, hinder, impair or limit the ability of PTQ or the PTQ Subsidiaries to conduct the business of PTQ or the PTQ Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on PTQ; or

(iv)

other than year-end bonuses payable to officers of PTQ in the normal course, including where the success of the Transaction forms part of the rationale for the bonus as previously disclosed by PTQ to Iberian, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of PTQ or the PTQ Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of PTQ or the PTQ Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by PTQ, PTQ Newco or the PTQ Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by each of PTQ and PTQ Newco of the Transaction other than: (i) any consents, waivers, permits, orders or approvals as previously disclosed by PTQ to Iberian (including final approval of the TSX for the Transaction); and (ii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(d)

PTQ Subsidiaries. The only Subsidiaries of PTQ are the PTQ Subsidiaries and PTQ Newco, and save and except for the PTQ Subsidiaries and PTQ Newco, PTQ does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(e)

No Defaults. Neither PTQ nor the PTQ Subsidiaries is in default under and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by PTQ or the PTQ Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of PTQ or the PTQ Subsidiaries, to which either of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(f)	Absence of Changes. Since November 30, 2010, except as previously disclosed by PTQ to Iberian in writing:

(i)	PTQ and the PTQ Subsidiaries has each conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither PTQ nor the PTQ Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by PTQ nor the PTQ Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by PTQ or the PTQ Subsidiaries of any debt for borrowed money, any creation or assumption by PTQ or the PTQ Subsidiaries of any Encumbrance or any making by PTQ or the PTQ Subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	PTQ has not declared or paid any dividends or made any other distribution on any of the PTQ Common Shares;

(vi)	neither PTQ nor PTQ Newco has effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding PTQ Common Shares or the PTQ Newco Common Shares;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by PTQ or the PTQ Subsidiaries to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	except with respect to the change to IFRS, PTQ has not effected any material change in its accounting methods, principles or practices; and

(ix)

save and except for a stock option plan, PTQ does not have in force any collective bargaining agreements, bonus, pension, profit sharing, stock purchase, stock option or other benefit plans or shareholder rights plans.

(g)

Financial Matters. The PTQ Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of PTQ at the dates indicated and the results of operations of PTQ for the periods covered on a consolidated basis. Except as previously disclosed by PTQ to Iberian in writing, neither PTQ nor the PTQ Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the PTQ Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the PTQ Properties) since November 30, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on PTQ.

(h)

Books and Records. The corporate records and minute books of PTQ, PTQ Newco and the PTQ Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on PTQ. Financial books and records and accounts of PTQ and the PTQ Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and acquisitions and dispositions of assets of PTQ and the PTQ Subsidiaries; and (iii) accurately and fairly reflect in all material respects the basis for the consolidated financial statements of PTQ.

(i)

Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 6.01(n) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of PTQ, threatened against or relating to PTQ or the PTQ Subsidiaries affecting any of their respective properties or assets before any Governmental Entity, which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on PTQ. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of PTQ, threatened against or relating to PTQ, PTQ Newco or the PTQ Subsidiaries before any Governmental Entity. None of PTQ, PTQ Newco or the PTQ Subsidiaries, nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of PTQ, PTQ Newco or the PTQ Subsidiaries, as the case may be, to conduct its respective business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on PTQ.

(j)

Licenses, etc. Except as previously disclosed by PTQ to Iberian in writing, PTQ and the PTQ Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on PTQ.

(k)

Title. PTQ or the PTQ Subsidiaries, as applicable, is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of their material property or assets and no other Mining Rights are necessary for the conduct of the business of PTQ or the PTQ Subsidiaries as currently conducted, neither PTQ nor the PTQ Subsidiaries knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and, except as previously disclosed by PTQ to Iberian in writing, neither PTQ nor the PTQ Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The PTQ Properties have been previously disclosed by PTQ to Iberian. Except as previously disclosed by PTQ to Iberian in writing, applying customary standards in the mining industry, each of PTQ and the PTQ Subsidiaries has sufficient title to or valid leasehold interests in the PTQ Properties for the conduct of the business of PTQ as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on PTQ.

(l)

Mining Rights. Except as previously disclosed by PTQ to Iberian in writing, PTQ and the PTQ Subsidiaries hold the Mining Rights in respect of the ore bodies and minerals located in the PTQ Properties in which PTQ and the PTQ Subsidiaries have an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit PTQ or the PTQ Subsidiaries to explore for the minerals relating thereto.

(m)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on PTQ:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the assets of PTQ and the PTQ Subsidiaries have been properly and timely paid; and

(ii)

all mineral exploration and development activities conducted by PTQ or the PTQ Subsidiaries on any PTQ Property have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(n)	Environmental.

(i)

Each of PTQ and the PTQ Subsidiaries is operating and, to the knowledge of PTQ has operated, in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on PTQ.

(ii)

The PTQ Properties, since PTQ or the PTQ Subsidiaries acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on PTQ. Neither PTQ nor the PTQ Subsidiaries or, to the knowledge of PTQ, any other Person in control of any PTQ Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any PTQ Property, except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on PTQ.

(o)

Tax Matters. Except as previously disclosed by PTQ to Iberian in writing or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to PTQ:

(i)

each of PTQ and the PTQ Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

each of PTQ and the PTQ Subsidiaries has duly and timely (A) paid all Taxes due and payable by it, (B) withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the PTQ Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of PTQ, adequate under Canadian GAAP to cover Taxes with respect to PTQ and the PTQ Subsidiaries accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of PTQ, threatened against PTQ or the PTQ Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to PTQ or the PTQ Subsidiaries.

(p)	Reporting Status. PTQ is a reporting issuer or its equivalent in the Provinces of British Columbia and Ontario. The PTQ Common Shares are listed on the TSX.

(q)

Reports. Since December 31, 2009, PTQ has filed with the Securities Authorities and the TSX and all applicable self-regulatory authorities a true and complete copy of the PTQ Public Documents. The PTQ Public Documents, at the time filed, or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over PTQ, except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on PTQ. PTQ has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(r)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 6.01(n) above), PTQ and the PTQ Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on PTQ.

(s)

No Cease Trade. PTQ is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of PTQ, no investigation or other proceedings involving PTQ that may operate to prevent or restrict trading of any securities of PTQ are currently in progress or pending before any applicable stock exchange or Securities Authority.

(t)

Liabilities. There are no material liabilities of PTQ or of the PTQ Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the PTQ Financial Statements, except those incurred in the ordinary course of their respective businesses since November 30, 2010.

(u)

No Adverse Change. Except as set out in the PTQ Financial Statements, there has not been any adverse material change of any kind whatsoever in the financial position or condition of PTQ or the PTQ Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course.

(v)

No Indebtedness. PTQ does not owe any money to, have any present loans to and is not otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with PTQ.

(w)

No Agreement to Merge. Except as contemplated in this Agreement, none of PTQ, PTQ Newco or the PTQ Subsidiaries has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(x)

Disclosure of Material Contracts. All contracts and agreements material to PTQ on a consolidated basis, other than those entered into in the ordinary course of its business as presently conducted and taken as a whole, have been disclosed in the PTQ Public Documents and, except as previously disclosed by PTQ to Iberian in writing, or as contemplated herein, neither PTQ nor the PTQ Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by PTQ or the PTQ Subsidiaries, whether by asset sale, transfer of shares or otherwise.

(y)

No Broker’s Commission. PTQ has not entered into any agreement that would entitle any Person to any valid claim against Iberian for a broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF IBERIAN

7.01 Representations and Warranties of Iberian

Iberian hereby represents and warrants to PTQ, and hereby acknowledges that PTQ is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Transaction, as follows, save and except as previously disclosed by Iberian to PTQ in writing:

(a)

Organization. Each of Iberian and the Iberian Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Iberian and the Iberian Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Iberian.

(b)

Capitalization. The authorized capital of Iberian consists of an unlimited number of Iberian Common Shares. As at the date of this Agreement, there were: (i) 34,334,812 Iberian Common Shares outstanding; (ii) 3,357,313 Iberian Options; and (iii) 1,511,248 Iberian Warrants. Except as disclosed above, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Iberian or any Iberian Subsidiary to issue or sell any of its shares, securities or obligations of any kind convertible into or exchangeable for any of its shares. All outstanding Iberian Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Iberian having the right to vote with the Iberian shareholders on any matter. There are no outstanding contractual obligations of Iberian to repurchase, redeem or otherwise acquire any outstanding Iberian Common Shares or with respect to the voting or disposition of any outstanding Iberian Common Shares.

(c)

Authority. Iberian has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Iberian as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Iberian have been authorized by the Board of Directors of Iberian and, subject to the receipt of shareholder approval authorizing the Amalgamation, no other corporate proceedings on the part of Iberian are necessary to authorize this Agreement or to complete the Transaction. This Agreement has been executed and delivered by Iberian and constitutes a legal, valid and binding obligation of Iberian, enforceable against Iberian in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. With requisite shareholder approvals in relation to the Amalgamation, the execution and delivery by Iberian of this Agreement and the performance by Iberian of its obligations hereunder and the completion of the Transaction, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(a)	the articles or by-laws (or their equivalent) of Iberian or the Iberian Subsidiaries,

(b)	any Law, or

(c)	any contract, agreement, licence or permit to which Iberian or the Iberian Subsidiaries is bound or is subject to or of which Iberian or the Iberian Subsidiaries is the beneficiary,

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Iberian;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Iberian or the Iberian Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Iberian;

(iii)

result in the imposition of any Encumbrance upon any of the property or assets of Iberian or the Iberian Subsidiaries or restrict, hinder, impair or limit the ability of Iberian or the Iberian Subsidiaries to conduct the business of Iberian or the Iberian Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Iberian; or

(iv)	result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Iberian or the Iberian Subsidiaries.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Iberian in connection with the execution and delivery of this Agreement or the consummation by Iberian of the Transaction other than: (i) shareholder approval in respect of the Amalgamation; (ii) filings required under the BCBCA with respect to the completion of the Amalgamation; (iii) any other consents, waivers, permits, orders or approvals as previously disclosed by Iberian to PTQ; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(d)

Iberian Subsidiaries. The only Subsidiaries of Iberian are the Iberian Subsidiaries, and save and except for the Iberian Subsidiaries, Iberian does not own, directly or indirectly, voting or equity interests in any other companies or entities.

(e)

Employees and Employee Plans. Neither Iberian nor any of the Iberian Subsidiaries has any employees. From their respective dates of incorporation, neither Iberian nor any of the Iberian Subsidiaries has in force any collective bargaining agreements, bonus, pension, profit sharing, stock purchase, stock option or other benefit plans or shareholder rights plans, other than its stock option plan.

(f)

No Defaults. Iberian is not in default under and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Iberian or the Iberian Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Iberian or the Iberian Subsidiaries, to which either of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(g)	Absence of Changes. Since incorporation, except for the Vintage Acquisition or as otherwise previously disclosed by Iberian to PTQ in writing:

(i)	Iberian and the Iberian Subsidiaries have each conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither Iberian nor the Iberian Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Iberian nor the Iberian Subsidiaries of any material property or assets thereof;

(iv)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Iberian or the Iberian Subsidiaries of any debt for borrowed money, any creation or assumption by Iberian or the Iberian Subsidiaries of any Encumbrance, any making by Iberian or the Iberian Subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	Iberian has not declared or paid any dividends or made any other distribution on any of the Iberian Common Shares;

	(vi)	Iberian has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Iberian Common Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Iberian or the Iberian Subsidiaries to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers; and

	(viii)	Iberian has not effected any material change in its accounting methods, principles or practices.

(h)
Financial Matters. The Iberian Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of Iberian at the respective dates indicated and the results of operations of Iberian for the periods covered. Except as previously disclosed by Iberian to PTQ in writing, Iberian has no any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Iberian Financial Statements, except liabilities and obligations incurred in the ordinary and regular course of business since December 31, 2010, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Iberian.

(i)
Books and Records. The corporate records and minute books of Iberian and the Iberian Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Iberian. Financial books and records and accounts of Iberian and the Iberian Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Iberian and the Iberian Subsidiaries; and (iii) accurately and fairly reflect the basis for the financial statements of Iberian.

(j)
Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 7.01(o)), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Iberian, threatened against or relating to Iberian or the Iberian Subsidiaries affecting any its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Iberian. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Iberian, threatened against or relating to Iberian or the Iberian Subsidiaries before any Governmental Entity. Neither Iberian nor the Iberian Subsidiaries, nor any of their respective properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Iberian or the Iberian Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Transaction, except to the extent any such matter would not have a Material Adverse Effect on Iberian.

(k)
Licenses, etc. Except as previously disclosed by Iberian to PTQ in writing, Iberian or the Iberian Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on Iberian.

(l)
Title. Iberian or the Iberian Subsidiaries, as applicable, is the absolute legal and beneficial owner of, or holds a good and valid leasehold or other contractual interest in or sufficient title to, all of its material property or assets, and no other Mining Rights are necessary for the conduct of the business of Iberian or the Iberian Subsidiaries as currently conducted, neither Iberian nor the Iberian Subsidiaries knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use or otherwise exploit such Mining Rights and, except as previously disclosed by Iberian to PTQ in writing, neither Iberian nor the Iberian Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any Person with respect to such Mining Rights. The Iberian Properties have been previously disclosed by Iberian to PTQ. Except as previously disclosed by Iberian to PTQ in writing, applying customary standards in the mining industry, each of Iberian and the Iberian Subsidiaries has sufficient title to or valid leasehold interests in the Iberian Properties for the conduct of the business of Iberian as currently conducted, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Iberian.

(m)
Mining Rights. Iberian and the Iberian Subsidiaries hold the Mining Rights in respect of the ore bodies and minerals located in the Iberian Properties in which Iberian or the Iberian Subsidiaries has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Iberian or the Iberian Subsidiaries to explore for the minerals relating thereto.

(n)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Iberian:

(i)
all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Iberian and the Iberian Subsidiaries have been properly and timely paid; and

(ii)
all mineral exploration and development activities conducted by Iberian or the Iberian Subsidiaries on any Iberian Property have been conducted and operated in accordance with good industry practices and in material compliance with all applicable Laws.

(o)	Environmental.

(i)
Each of Iberian and the Iberian Subsidiaries is operating and, to the knowledge of Iberian has operated, in compliance with all applicable Environmental Laws, except to the extent that a failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Iberian; and

(ii)
the Iberian Properties, since Iberian or the Iberian Subsidiaries acquired an interest therein, have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that any non-compliance would not reasonably be expected to have a Material Adverse Effect on Iberian. Neither Iberian nor the Iberian Subsidiaries or, to the knowledge of Iberian, any other Person in control of any Iberian Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Iberian Property, except in compliance with all Environmental Laws, and except to the extent that a failure to be in such compliance would not reasonably be likely to have a Material Adverse Effect on Iberian.

(p)
Tax Matters. Except as previously disclosed by Iberian to PTQ in writing or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Iberian:

(i)
each of Iberian and the Iberian Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)
each of Iberian and the Iberian Subsidiaries has duly and timely (A) paid all Taxes due and payable by it, (B) withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the Iberian Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Iberian, adequate under Canadian GAAP to cover Taxes with respect to Iberian and the Iberian Subsidiaries accruing through the date hereof;

(iv)
there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Iberian, threatened against Iberian or the Iberian Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns; and

	(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Iberian or the Iberian Subsidiaries.

(q)
Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in section 7.01(o) above), Iberian and the Iberian Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Iberian.

(r)
Liabilities. There are no material liabilities of Iberian or the Iberian Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Iberian Financial Statements, except those incurred in the ordinary course of business since December 31, 2010.

(s)
No Adverse Change. Except as set out in the Iberian Financial Statements, since December 31, 2010 there has not been any adverse material change of any kind whatsoever in the financial position or condition of Iberian or the Iberian Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity of Iberian to carry on its business, such business having been carried on in the ordinary course.

(t)
No Indebtedness. Iberian does not owe any money to, have any present loans to, has not borrowed any monies from and is not otherwise indebted to any officer, director, employee, shareholder or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Iberian.

(u)
No Agreement to Merge. Except as contemplated in this Agreement, neither Iberian nor the Iberian Subsidiaries has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(v)
Disclosure of Material Contracts. Except as previously disclosed by Iberian to PTQ in writing, or as contemplated herein, neither Iberian nor the Iberian Subsidiaries has approved, entered into any binding agreement in respect of, and does not have any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Iberian or the Iberian Subsidiaries, whether by asset sale, transfer of shares or otherwise.

(w)
No Broker’s Commission. Iberian has not entered into any agreement that would entitle any Person to any valid claim against PTQ for a broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

ARTICLE 8
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

8.01 The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall merge on the completion of the Transaction. Any investigation by Iberian or PTQ and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 9
COVENANTS

9.01 Covenants of PTQ

PTQ hereby covenants and agrees with Iberian as follows:

(a)
Usual Business. Other than in contemplation of or as required to give effect to the Transaction, during the Interim Period, PTQ shall, and shall cause PTQ Newco and the PTQ Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b)
Certain Actions Prohibited. Other than as previously disclosed by PTQ to Iberian, or in contemplation of or as required to give effect to the Transaction, during the Interim Period, PTQ shall not, without the prior written consent of Iberian, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice:

(i)
issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit PTQ Newco or the PTQ Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of PTQ, PTQ Newco or the PTQ Subsidiaries, including without limitation, the PTQ Common Shares, other than the issue of PTQ Common Shares pursuant to the exercise of stock options and warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit PTQ Newco or the PTQ Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)
enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which PTQ or the PTQ Subsidiaries is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect;

	(iv)	amend or propose to amend the Articles or by-laws (or their equivalent) of PTQ, PTQ Newco or the PTQ Subsidiaries;

(v)
split, combine or reclassify any of the PTQ Common Shares or any of the shares of PTQ Newco or the PTQ Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of PTQ, PTQ Newco or the PTQ Subsidiaries;

	(vi)	redeem, purchase or offer to purchase any PTQ Common Shares;

	(vii)	reorganize, amalgamate or merge PTQ, PTQ Newco or the PTQ Subsidiaries with any other Person;

(viii)
acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit PTQ Newco or the PTQ Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix)
(A) satisfy or settle any claim or dispute, except such as have been included in the PTQ Financial Statements and which are, individually or in the aggregate, in an amount less than $100,000 or which constitutes a claim between PTQ, PTQ Newco and the PTQ Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(x)
incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit PTQ Newco or the PTQ Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xi)
enter into, or cause PTQ Newco or the PTQ Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures (including work programs on the PTQ Properties); (B) expenditures required by law; and (C) expenditures made in connection with the Transaction.

(c)	Certain Actions. During the Interim Period, PTQ and PTQ Newco shall:

(i)
take all such action as may be necessary or desirable to cause the shareholders of PTQ to adopt all necessary resolutions to permit the consummation of the Transactions, including causing a meeting of the shareholders to be called and held as soon as reasonably practical to approve the Transaction;

(ii)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by PTQ in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on PTQ, provided that PTQ or PTQ Newco may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event PTQ immediately notifies Iberian in writing of such circumstances; and

(iii)
promptly notify Iberian of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on PTQ, (B) any material breach by PTQ of any covenant or agreement contained in this Agreement, and (C) any event occurring subsequent to the date hereof that would render any representation or warranty of PTQ contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(d)
Satisfaction of Conditions. PTQ shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations, to the extent that the same is within its control, and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i)
obtain all consents, approvals and authorizations as are required to be obtained by PTQ, PTQ Newco or the PTQ Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on PTQ;

(ii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it or PTQ Newco in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Transaction;

	(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by PTQ or PTQ Newco; and

(v)
cooperate with Iberian in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate PTQ to pay or cause to be paid any monies to cause such performance to occur.

(e)
Keep Fully Informed. Subject to applicable Laws, PTQ shall use commercially reasonable efforts to conduct itself so as to keep Iberian fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(f)
Cooperation. PTQ and PTQ Newco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(g)
Representations. PTQ shall use its commercially reasonable efforts to conduct its affairs and to cause PTQ Newco and the PTQ Subsidiaries to conduct their affairs so that all of the representations and warranties of PTQ contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)
Closing Documents. PTQ and PTQ Newco shall execute and deliver, or cause to be executed and delivered, at the closing of the Transaction such customary agreements, certificates, resolutions and other customary closing documents as may be required by Iberian, all in form satisfactory to Iberian, in each case, acting reasonably.

(i)	Completion Date. PTQ and PTQ Newco shall use commercially reasonable efforts to complete the Transaction on or prior to the Completion Deadline.

ARTICLE 10
COVENANTS OF IBERIAN

10.01 Covenants of Iberian

Iberian hereby covenants and agrees with PTQ as follows:

(a)
Usual Business. Other than in contemplation of or as required to give effect to the Transaction, during the Interim Period, Iberian shall, and shall cause the Iberian Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b)
Certain Actions Prohibited. Other than as previously disclosed by Iberian to PTQ, or in contemplation of or as required to give effect to the Transaction, during the Interim Period, Iberian shall not, without the prior written consent of PTQ, such consent not to be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following, except where to do so would be in the ordinary course of business and consistent with past practice:

(i)
issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit the Iberian Subsidiaries to, issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of Iberian or the Iberian Subsidiaries, including without limitation, the Iberian Common Shares;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit the Iberian Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)
enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Iberian or the Iberian Subsidiaries is a party or by which Iberian or the Iberian Subsidiaries is bound, except insofar as may be necessary to permit or provide for the completion of the Transaction or where to do so would not have a Material Adverse Effect.

	(iv)	amend or propose to amend the Articles or by-laws (or their equivalent) of Iberian or the Iberian Subsidiaries;

(v)
split, combine or reclassify any of the Iberian Common Shares, or any of the shares of the Iberian Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Iberian of the Iberian Subsidiaries;

	(vi)	redeem, purchase or offer to purchase any Iberian Common Shares;

	(vii)	reorganize, amalgamate or merge Iberian or the Iberian Subsidiaries with any other Person;

(viii)
acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit the Iberian Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(ix)
(A) satisfy or settle any claim or dispute, except such as have been included in the Iberian Financial Statements and which are, individually or in the aggregate, in an amount less than $100,000 or which constitutes a claim between Iberian and the Iberian Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(x)
incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit the Iberian Subsidiaries to provide guarantees for borrowed money or to incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

(xi)
enter into, or cause the Iberian Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with the Transaction.

(c)	Certain Actions. During the Interim Period, Iberian shall:

(i)
take all such action as may be necessary or desirable to cause the shareholders of Iberian to adopt all necessary resolutions to permit the consummation of the Transactions, including the execution of a resolution of all such shareholders in lieu of a meeting or causing a meeting of the shareholders to be called and held as soon as reasonably practical to approve the Transaction;

(ii)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Transaction or would render, or that could reasonably be expected to render, any representation or warranty made by Iberian in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would have a Material Adverse Effect on Iberian, provided that Iberian may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Iberian immediately notifies PTQ in writing of such circumstances; and

(iii)
promptly notify PTQ of: (A) any change, event, occurrence or state of facts that would reasonably be expected to have a Material Adverse Effect on Iberian, (B) any material breach by Iberian of any covenant or agreement contained in this Agreement, and (C) any event occurring subsequent to the date hereof that would render any representation or warranty of Iberian contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect.

(d)
Satisfaction of Conditions. Iberian shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

(i)
obtain all consents, approvals and authorizations as are required to be obtained by Iberian or the Iberian Subsidiaries under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect on Iberian;

(ii)
effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Transaction;

	(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Iberian; and

(v)
cooperate with PTQ in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Iberian to pay or cause to be paid any monies to cause such performance to occur.

(e)
Keep Fully Informed. Subject to applicable Laws, Iberian shall use commercially reasonable efforts to conduct itself so as to keep PTQ fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(f)
Cooperation. Iberian shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

(g)
Representations. Iberian shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Iberian contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)
Closing Documents. Iberian shall execute and deliver, or cause to be executed and delivered, at the closing of the Transaction such customary agreements, certificates, resolutions and other customary closing documents as may be required by PTQ, all in form satisfactory to PTQ, in each case, acting reasonably.

(i)	Completion Date. Iberian shall use commercially reasonable efforts to complete the Transaction on or prior to the Completion Deadline.

(j)
Exclusivity. From the date of this Agreement to completion of the Transaction or termination of this Agreement in accordance with its terms, Iberian will deal exclusively with PTQ in connection with the Transaction and will not (and will not permit any of its Affiliates or Representatives to), directly or indirectly, make, solicit, initiate or encourage enquiries from, or the submission of proposals or offers from, or continue any existing solicitations, discussions, negotiations, encouragement or activity with, any other person, corporation, partnership or other business organization whatsoever (including any of its officers, employees or agents) relating, directly or indirectly, to (i) any acquisition or purchase of all or a substantial part of the issued shares of Iberian or any of the Iberian Subsidiaries, (ii) any acquisition or purchase of unissued shares of Iberian or any of the Iberian Subsidiaries, (iii) any acquisition or purchase of all or a material portion of the assets of Iberian or any of the Iberian Subsidiaries, including any of the material assets relating to the Mining Rights, (iv) any merger, amalgamation or other business combination involving Iberian or any of the Iberian Subsidiaries with or into any other person, corporation, partnership or other business organization, (v) any liquidation, dissolution or recapitalization involving Iberian or any of the Iberian Subsidiaries, or (vi) any other similar transaction, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person, directly or indirectly, to do or seek to do any of the foregoing.

ARTICLE 11
CONDITIONS

11.01 Mutual Conditions

The respective obligations of PTQ and Iberian to complete the Transaction are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)
the TSX shall have conditionally approved the listing thereon of the PTQ Common Shares to be issued pursuant to the Transaction as of the Effective Date and the TSX shall have, if required, accepted notice for filing of all transactions of PTQ contemplated herein or necessary to complete the Transaction, subject only to compliance with the usual requirements of the TSX;

(b)	the Effective Time shall be on or before the Completion Deadline;

(c)
there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Transaction in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction that has a Material Adverse Effect on PTQ or Iberian;

(d)
all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Transaction, all of which have been previously disclosed by Iberian to PTQ and by PTQ to Iberian, and all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of PTQ and Iberian, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Iberian or PTQ or materially impede the completion of the Transaction; and

(e)	this Agreement shall not have been terminated pursuant to Section 5.02 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then any Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party.

11.02 Conditions Precedent to the Obligations of PTQ and PTQ Newco

The obligation of PTQ and PTQ Newco to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)
the representations and warranties made by Iberian in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Iberian in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred,and Iberian shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Iberian;

(c)
Iberian shall have complied in all material respects with its covenants herein and Iberian shall have provided to PTQ a certificate of an officer, certifying that, as of the Effective Date, Iberian has so complied with its covenants herein;

(d)	Iberian shall have amended the Iberian Options and Iberian Warrants in accordance with Section 4.03 and Section 4.05;

(e)	the directors of Iberian shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Iberian to permit the consummation of the Transaction; and

(f)	the shareholders of Iberian shall have unanimously adopted all necessary resolutions to permit the consummation of the Transaction.

The foregoing conditions are for the benefit of PTQ and may be waived, in whole or in part, by PTQ in writing at any time. If any of such conditions shall not be complied with or waived by PTQ on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then PTQ may terminate this Agreement by written notice to Iberian in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by PTQ.

11.03 Conditions Precedent to the Obligations of Iberian

The obligation of Iberian to complete the Transaction is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)
the representations and warranties made by PTQ in this Agreement that are qualified by materiality or Material Adverse Affect shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by PTQ in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred, and none of PTQ, PTQ Newco or the PTQ Subsidiaries shall have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on PTQ;

(c)
PTQ and PTQ Newco shall have complied in all material respects with its covenants herein and PTQ shall have provided to Iberian, a certificate of an officer certifying that, as of the Effective Date, PTQ and PTQ Newco have so complied with its respective covenants herein;

(d)
the directors of PTQ and PTQ Newco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by PTQ and PTQ Newco to permit the consummation of the Transaction; and

(e)	the shareholders of PTQ shall have adopted all necessary resolutions to permit the consummation of the Transactions.

The foregoing conditions are for the benefit of Iberian and may be waived, in whole or in part, by Iberian in writing at any time. If any of such conditions shall not be complied with or waived by Iberian on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, Iberian may terminate this Agreement by written notice to PTQ in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Iberian.

11.04 Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in this Article 11, as the case may be.

Subject as herein provided, a Party may (a) elect not to complete the Transaction by virtue of the conditions contained in Article 11 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice.

11.05 Merger of Conditions

The conditions set out in this Article 11 shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 12
AMENDMENT

12.01 Amendment

This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained.

ARTICLE 13
GENERAL

13.01 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at its registered office address or to such other address or to such facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

13.02 Expenses

The Parties agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 13.02 shall survive the termination of this Agreement.

13.03 Time of the Essence

Time shall be of the essence in this Agreement.

13.04 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the subject matter hereof, including the letter of intent dated April 5, 2011. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

13.05 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.06 Waiver

No waiver or release by any Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.07 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

13.08 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

13.09 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by facsimile to the other Parties shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PETAQUILLA MINERALS LTD.

Per:	By: (signed) "Richard Fifer"
Authorized Signatory
Name: Richard Fifer
Title: Chairman of the Board

PETAQUILLA HOLDINGS LTD.

Per:	By: (signed) "Joao C. Manuel"
Authorized Signatory
Name: Joao C. Manuel
Title: Director

IBERIAN RESOURCES CORP.

Per:	By: (signed) "Thomas Byrne"
Authorized Signatory
Name: Thomas Byrne
Title: Director

SCHEDULE “A”

AMALGAMATION APPLICATION AND NOTICE OF ARTICLES

[See next page for Amalgamation Application
Notice of Articles to be prepared prior to the Effective Date]

	Mailing Address:	AMALGAMATION APPLICATION
PO Box 9431 Stn Prov Govt
Ministry	Victoria BC V8W 9V3	FORM 13 – BC COMPANY
of Finance	Location:
BC Registry Services	2nd Floor – 940 Blanshard Street	Section 275 Business Corporations Act
Victoria BC
www.fin.gov.bc.ca/registries

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of PrivacyAct (FOIPPA):

Personal information provided on this form is collected, used and disclosed under the authority of the FOIPPA and the Business Corporations Act for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A	INITIAL INFORMATION – When the amalgamation is complete, your company will be a BC limited company.

What kind of company(ies) will be involved in this amalgamation?

(Check all applicable boxes.)

[ X ]	BC company

[ ]	BC unlimited liability company

B	NAME OF COMPANY – Choose one of the following:

[ ]	The name ____________________ is the name reserved for the amalgamated company. The name reservation number is: __________,

OR

[ ]	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number,

OR

[ X ]	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.

The name of the amalgamating company being adopted is:

Iberian Resources Corp.

The incorporation number of that company is: BC0866413

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

C	AMALGAMATION STATEMENT – Please indicate the statement applicable to this amalgamation.

[ ]	With Court Approval:
This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

[ X ]	Without Court Approval:
This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company’s records office.

FORM 13/WEB Rev. 2007 / 12 / 18	Page 1

D	AMALGAMATION EFFECTIVE DATE – Choose one of the following:

[ X ]	The amalgamation is to take effect at the time that this application is filed with the registrar.

[ ]	The amalgamation is to take effect at 12:01a.m. Pacific Time on YYYY / MM / DD being a date that is not more than ten days after the date of the filing of this application.

[ ]	The amalgamation is to take effect at ________ [ ] a.m. or [ ] p.m. Pacific Time on YYYY / MM / DD being a date and time that is not more than ten days after the date of the filing of this application.

E	AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation’s jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company’s registration number. Attach an additional sheet if more space is required.

		BC INCORPORATION NUMBER, OR	FOREIGN
	NAME OF AMALGAMATING CORPORATION	EXTRAPROVINCIAL REGISTRATION	CORPORATION’S
		NUMBER IN BC	JURISDICTION
1.	Iberian Resources Corp.	BC0866413
2.	Petaquilla Holdings Ltd.	BC0907485
3.
4.
5.
F	FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation’s jurisdiction to be filed.

[ ]	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

G	CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item E.

	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD
1.	Thomas Byrne	X
	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD
2.	Joao C. Manuel	X
	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD
3.		X
	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD
4.		X
	NAME OF AUTHORIZED SIGNING AUTHORITY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY	DATE SIGNED
	FOR THE AMALGAMATING CORPORATION	FOR THE AMALGAMATING CORPORATION	YYYY / MM / DD
5.		X
FORM 13/WEB Rev. 2007 / 12 / 18		Page 2

NOTICE OF ARTICLES

A	NAME OF COMPANY

Set out the name of the company as set out in Item B of the Amalgamation Application.

Iberian Resources Corp.

B	TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C	DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME
Fifer	Richard
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Haras Valle Alegre, La Pintada		Cocle	Panama
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Haras Valle Alegre, La Pintada		Cocle	Panama
LAST NAME	FIRST NAME		MIDDLE NAME
Manuel	Joao		C.
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
R. Ivens, 57-3 Esq 1200-226		Lisbon	Portugal
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
R. Ivens, 57-3 Esq 1200-226		Lisbon	Portugal
LAST NAME	FIRST NAME		MIDDLE NAME
Sirotinsky	Ezequiel
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Via Cinquentenario, #56		SanFrancisco	Panama
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
Via Cinquentenario, #56		SanFrancisco	Panama
LAST NAME	FIRST NAME		MIDDLE NAME

DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

FORM 13/WEB Rev. 2007 / 12 / 18			NOA Page 1

D	REGISTERED OFFICE ADDRESSES
	DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
	Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6
	MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
	Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6
E	RECORDS OFFICE ADDRESSES
	DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
	Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6
	MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
	Suite 1780, 400 Burrard Street, Vancouver	BC	V6C 3A6
F	AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this					Are there special rights
	class or series of shares that the company		Kind of shares of this class			or restrictions attached
	is authorized to issue, or indicate there is			or series of shares.		to the shares of this class or
	no maximum number.					series of shares?
	THERE IS NO	MAXIMUM NUMBER	WITHOUT	WITH A PAR	Type of
Identifying name of class	MAXIMUM	OF SHARES	PAR VALUE	VALUE OF	currency	YES	NO
or series of shares	(X)	AUTHORIZED	(X)	($)		(X)	(X)
Common Shares	X		X				X

FORM 13/WEB Rev. 2007 / 12 / 18	NOA Page 2

SCHEDULE "B"

ARTICLES OF AMALCO

[See next page]

ARTICLES

TABLE OF CONTENTS

OF

Iberian Resources Corp.

(the "Company")

BC Incorporation Number: BCOS66413

1.	INTERPRETATION	1
1.1.	Definitions	1
1.2.	Business Corporations Act and Interpretation Act Definitions Applicable	2

2.	SHARES AND SHARE CERTIFICATES	2
2.1.	Authorized Share Structure	2
2.2.	Form of Share Certificate	2
2.3.	Shareholder Entitled to Certificate or Acknowledgment	2
2.4.	Delivery by Mail	2
2.5.	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
2.6.	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment	3
2.7.	Splitting Share Certificates	3
2.8.	Certificate Fee	3
2.9.	Recognition of Trusts	3

3.	ISSUE OF SHARES	4
3.1.	Directors Authorized	4
3.2.	Commissions and Discounts	4
3.3.	Brokerage	4
3.4.	Conditions of Issue	4
3.5.	Share Purchase Warrants and Rights	4

4.	SHARE REGISTERS	5
4.1.	Central Securities Register	5
4.2.	Closing Register	5

5.	SHARE TRANSFERS	5
5.1.	Registering Transfers	5
5.2.	Form of Instrument of Transfer	5
5.3.	Transferor Remains Shareholder	6
5.4.	Signing of Instrument of Transfer	6
5.5.	Enquiry as to Title Not Required	6
5.6.	Transfer Fee	6

6.	TRANSMISSION OF SHARES	6

INDEX ARTICLES	Page II

6.1.	Legal Personal Representative Recognized on Death	7
6.2.	Rights of Legal Personal Representative	7

7.	PURCHASE OF SHARES	7
7.1.	Company Authorized to Purchase Shares	7
7.2.	Purchase When Insolvent	7
7.3.	Sale and Voting of Purchased Shares	7

8.	BORROWING POWERS	8

9.	ALTERATIONS	8
9.1.	Alteration of Authorized Share Structure	8
9.2.	Special Rights and Restrictions	9
9.3.	Change of Name	9
9.4.	Other Alterations	9

10.	MEETINGS OF SHAREHOLDERS	9
10.1.	Annual General Meetings	9
10.2.	Resolution Instead of Annual General Meeting	9
10.3.	Calling of Meetings of Shareholders	10
10.4.	Notice for Meetings of Shareholders	10
10.5.	Record Date for Notice	10
10.6.	Record Date for Voting	11
10.7.	Failure to Give Notice and Waiver of Notice	11
10.8.	Notice of Special Business at Meetings of Shareholders	11

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	11
11.1.	Special Business	11
11.2.	Special Majority	12
11.3.	Quorum	12
11.4.	One Shareholder May Constitute Quorum	12
11.5.	Other Persons May Attend	12
11.6.	Requirement of Quorum	13
11.7.	Lack of Quorum	13
11.8.	Lack of Quorum at Succeeding Meeting	13
11.9.	Chair	13
11.10.	Selection of Alternate Chair	13
11.11.	Adjournments	14
11.12.	Notice of Adjourned Meeting	14
11.13.	Decisions by Show of Hands or Poll	14
11.14.	Declaration of Result	14
11.15.	Motion Need Not be Seconded	14
11.16.	Casting Vote	15
11.17.	Manner of Taking Poll	15
11.18.	Demand for Poll on Adjournment	15
11.19.	Chair Must Resolve Dispute	15
11.20.	Casting of Votes	15

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INDEX ARTICLES	Page III

11.21.	Demand for Poll	15
11.22.	Demand for Poll Not to Prevent Continuance of Meeting	15
11.23.	Retention of Ballots and Proxies	16

12.	VOTES OF SHAREHOLDERS	16
12.1.	Number of Votes by Shareholder or by Shares	16
12.2.	Votes of Persons in Representative Capacity	16
12.3.	Votes by Joint Holders	16
12.4.	Legal Personal Representatives as Joint Shareholders	17
12.5.	Representative of a Corporate Shareholder	17
12.6.	Proxy Provisions Do Not Apply to All Companies	17
12.7.	Appointment of Proxy Holders	18
12.8.	Alternate Proxy Holders	18
12.9.	When Proxy Holder Need Not Be Shareholder	18
12.10.	Deposit of Proxy	18
12.11.	Validity of Proxy Vote	19
12.12.	Form of Proxy	19
12.13.	Revocation of Proxy	19
12.14.	Revocation of Proxy Must Be Signed	20
12.15.	Production of Evidence of Authority to Vote	20

13.	DIRECTORS	20
13.1.	First Directors; Number of Directors	20
13.2.	Change in Number of Directors	21
13.3.	Directors' Acts Valid Despite Vacancy	21
13.4.	Qualifications of Directors	21
13.5.	Remuneration of Directors	21
13.6.	Reimbursement of Expenses of Directors	21
13.7.	Special Remuneration for Directors	21
13.8.	Gratuity, Pension or Allowance on Retirement of Director	22

14.	ELECTION AND REMOVAL OF DIRECTORS	22
14.1.	Election at Annual General Meeting	22
14.2.	Consent to be a Director	22
14.3.	Failure to Elect or Appoint Directors	22
14.4.	Places of Retiring Directors Not Filled	23
14.5.	Directors May Fill Casual Vacancies	23
14.6.	Remaining Directors Power to Act	23
14.7.	Shareholders May Fill Vacancies	23
14.8.	Additional Directors	23
14.9.	Ceasing to be a Director	24
14.10.	Removal of Director by Shareholders	24
14.11.	Removal of Director by Directors	24

15.	ALTERNATE DIRECTORS	25
15.1.	Appointment of Alternate Director	25
15.2.	Notice of Meetings	25
15.3.	Alternate for More Than One Director Attending Meetings	25

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INDEX ARTICLES	Page IV

15.4.	Consent Resolutions	25
15.5.	Alternate Director Not an Agent	26
15.6.	Revocation of Appointment of Alternate Director	26
15.7.	Ceasing to be an Alternate Director	26
15.8.	Remuneration and Expenses of Alternate Director	26

16.	POWERS AND DUTIES OF DIRECTORS	26
16.1.	Powers of Management	26
16.2.	Appointment of Attorney of Company	26

17.	DISCLOSURE OF INTEREST OF DIRECTORS	27
17.1.	Obligation to Account for Profits	27
17.2.	Restrictions on Voting by Reason of Interest	27
17.3.	Interested Director Counted in Quorum	27
17.4.	Disclosure of Conflict of Interest or Property	27
17.5.	Director Holding Other Office in the Company	28
17.6.	No Disqualification	28
17.7.	Professional Services by Director or Officer	28
17.8.	Director or Officer in Other Corporations	28

18.	PROCEEDINGS OF DIRECTORS	28
18.1.	Meetings of Directors	28
18.2.	Voting at Meetings	28
18.3.	Chair of Meetings	29
18.4.	Meetings by Telephone or Other Communications Medium	29
18.5.	Calling of Meetings	29
18.6.	Notice of Meetings	30
18.7.	When Notice Not Required	30
18.8.	Meeting Valid Despite Failure to Give Notice	30
18.9.	Waiver of Notice of Meetings	30
18.10.	Quorum	30
18.11.	Validity of Acts Where Appointment Defective	31
18.12.	Consent Resolutions In Writing	31

19.	EXECUTIVE AND OTHER COMMITTEES	31
19.1.	Appointment and Powers of Executive Committee	31
19.2.	Appointment and Powers of Other Committees	31
19.3.	Obligations of Committees	32
19.4.	Powers of Board	32
19.5.	Committee Meetings	32

20.	OFFICERS	33
20.1.	Directors May Appoint Officers	33
20.2.	Functions, Duties and Powers of Officers	33
20.3.	Qualifications	33
20.4.	Remuneration and Terms of Appointment	33

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INDEX ARTICLES	Page V

21.	INDEMNIFICATION	34
21.1.	Definitions	34
21.2.	Mandatory Indemnification of Directors and Former Directors	34
21.3.	Indemnification of Other Persons	34
21.4.	Non-Compliance with Business Corporations Act	35
21.5.	Company May Purchase Insurance	35

22.	DIVIDENDS	35
22.1.	Paytnent of Dividends Subject to Special Rights	35
22.2.	Declaration of Dividends	35
22.3.	No Notice Required	35
22.4.	Record Date	35
22.5.	Manner of Paying Dividend	36
22.6.	Settlement of Difficulties	36
22.7.	When Dividend Payable	36
22.8.	Dividends to be Paid in Accordance with Number of Shares	36
22.9.	Receipt by Joint Shareholders	36
22.10.	Dividend Bears No Interest	36
22.11.	Fractional Dividends	36
22.12.	Payment of Dividends	37
.22.13.	Capitalization of Surplus	37

23.	DOCUMENTS, RECORDS AND REPORTS	37
23.1.	Recording of Financial Affairs	37
23.2.	Inspection of Accounting Records	37

24.	NOTICES	37
24.1.	Method of Giving Notice	37
24.2.	Deemed Receipt of Mailing	38
24.3.	Certificate of Sending	38
24.4.	Notice to Joint Shareholders	39
24.5.	Notice to Trustees	39

25.	SEAL	39
25.1.	Who May Attest Seal	39
25.2.	Sealing Copies	39
25.3.	Mechanical Reproduction of Seal	40

26.	PROHIBITIONS	40
26.1.	Definitions	40
26.2.	Application	41
26.3.	Consent Required for Transfer of Shares or Designated Securities	41

Palkowski & Company

The Company has as its articles the following articles.

Name	Signature	Date

THOMAS BYRNE		November 17, 2009

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

BC Incorporation Number: BC0866413

ARTICLES

OF

Iberian Resources Corp.

(the "Company")

1. INTERPRETATION

1.1. Definitions

In these Articles, unless the context otherwise requires:

(a)	"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b)

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)	"legal personal representative" means the personal or other legal representative of the shareholder;

(e)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(f)	"seal" means the seal of the Company, if any.

ARTICLES	Page 2

1.2. Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1. Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2. Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3. Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4. Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5. Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written

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ARTICLES	Page 3

acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6. Replacement of Lost, Stolen or Destroved Certificate or Acknowledgment

Ifa share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b)	any indemnity the directors conSider adequate.

2.7. Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8. Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9. Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the

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ARTICLES	Page 4

shareholder.

3. ISSUE OF SHARES

3.1. Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2. Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3. Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4. Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5. Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants,

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ARTICLES	Page 5

options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1. Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, Including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2. Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1. Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)

if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been Issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2. Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may

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ARTICLES	Page 6

be approved by the directors from time to time.

5.3. Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4. Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered In the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5. Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6. Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

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6.1. Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2. Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1. Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2. Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3. Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

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8. BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1. Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

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(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2. Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been Issued.

9.3. Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4. Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1. Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2. Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a

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unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3. Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4. Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or In such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5. Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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10.6. Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7. Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8. Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on anyone or more specified days before the day set for the holding of the meeting.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1. Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

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(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2. Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3. Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4. One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5. Other Persons May Attend

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The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6. Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7. Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8. Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9. Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10. Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and

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the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11. Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12. Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13. Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14. Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15. Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose

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or second a motion.

11.16. Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17. Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18. Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19. Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20. Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21. Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22. Demand for Poll Not to Prevent Continuance of Meeting

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The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23. Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1. Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2. Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3. Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	anyone of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that

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share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4. Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5. Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6. Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company

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Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7. Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8. Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9. When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10. Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or If no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

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A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11. Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12. Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

Iberian Resources Corp.
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): __________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13. Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

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(b)	provided, at the meeting, to the chair of the meeting.

12.14. Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15. Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1. First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs 13.1(b) and 13.1(c), the number of directors that is equal to the number of the Company's first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

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13.2. Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i).

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3. Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4. Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5. Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6. Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7. Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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13.8. Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1. Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph 14.1(a) but are eligible for re-election or re-appointment.

14.2. Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3. Failure to Elect or Appoint Directors

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the

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Business Corporation Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4. Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5. Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6. Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7. Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8. Additional Directors

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Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a) but is eligible for re-election or re-appointment.

14.9. Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10. Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11. Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

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15. ALTERNATE DIRECTORS

15.1. Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2. Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3. Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4. Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place

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of his or her appointor any resolutions to be consented to in writing.

15.5. Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6. Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7. Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8. Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1. Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2. Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such

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purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1. Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2. Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3. Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4. Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose

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the nature and extent of the conflict as required by the Business Corporations Act.

17.5. Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6. No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7. Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8. Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1. Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2. Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and,

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in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3. Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4. Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5. Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

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18.6. Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7. When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8. Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9. Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10. Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

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18.11. Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12. Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1. Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2. Appointment and Powers of Other Committees

The directors may, by resolution:

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(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph 19.2(a) any of the directors' powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph 19.2(b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3. Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, In the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4. Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5. Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution

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appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, If no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1. Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2. Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3. Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4. Remuneration and Terms of Appointment

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All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1. Definitions

In this Article 21:

(a)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	"expenses" has the meaning set out in the Business Corporations Act.

21.2. Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3. Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

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21.4. Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5. Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1. Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2. Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3. No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4. Record Date

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The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5. Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in anyone or more of those ways.

22.6. Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7. When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8. Dividends to be Paid In Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9. Receipt by Joint Shareholders

If several persons are joint shareholders of any share, anyone of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10. Dividend Bears No Interest

No dividend bears interest against the Company.

22.11. Fractional Dividends

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If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payrnent of the dividend.

22.12. Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who Is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13. Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1. Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2. Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1. Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by anyone of the following methods:

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(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder's registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder's registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

24.2. Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3. Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise

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sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4. Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5. Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in paragraph 24.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1. Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	anyone or more directors or officers or persons as may be determined by the directors.

25.2. Sealing Copies

For the purpose of certifying under seal a certificate of Incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article

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25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3. Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1. Definitions

In this Article 26:

(a)	"designated security" means:

(i)	a voting security of the Company;

(ii)
a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph 26.1(a)(i) or 26.1(a)(II);

(b)	"security" has the meaning assigned in the Securities Act (British Columbia);

(c)	"voting security" means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some

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ARTICLES	Page 41

circumstances that have occurred and are continuing.

26.2. Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3. Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Palkowski & Company